Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]

A subsidiary of              Aldwych House                Tel:  +44 20 7611 8960
Stolt-Nielsen S.A            71-91 Aldwych                Fax:  +44 20 7611 8965
                             London WC2B 4HN              www.stolt-nielsen.com
                             England



NEWS RELEASE

                                                 Contacts: Reid Gearhart
                                                           USA 1 212 922 0900
                                                           rgearhart@dgi-nyc.com

                                                           Valerie Lyon
                                                           UK 44 20 7611 8904
                                                           vlyon@stolt.com

                     Stolt-Nielsen S.A. Announces Bond Issue

London, England - March 25, 2004 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) announced today plans to issue new senior five-year unsecured bonds with a term from April 15, 2004 to April 15, 2009. The senior five-year bonds will have a fixed yearly coupon of 8.75%. The first tranche of the senior five-year bonds will be NOK 500-700 million, with a total borrowing limit of NOK 1 billion. The nominal value of the senior five-year bonds will be NOK 500,000. The purpose of the bond issue is to refinance part of the Company's current debt. The offering period for the bond issue is from March 26, 2004 to April 2, 2004.

The securities offered or to be offered in the private placement of the senior five-year bond issue have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the `Securities Act`), and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 41 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock
Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.
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